Filed by Invitation Homes Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Starwood Waypoint Homes

SEC File No.: 001-36163

Date: August 10, 2017

Invitation Homes Inc. and Starwood Waypoint Homes Joint Conference Call to Discuss Merger Announcement

Corporate Participants

•	Charles D. Young

Starwood Waypoint Homes - COO

•	Dallas B. Tanner

Invitation Homes Inc. - CIO and EVP

•	Ernest M. Freedman

Invitation Homes Inc. - CFO and EVP

•	Frederick C. Tuomi

Starwood Waypoint Homes - CEO and Trustee

•	Greg Van Winkle

Invitation Homes Inc. - Director of Investor Relations

•	John B. Bartling

Invitation Homes Inc. - CEO, President and Director

Conference Call Participants

•	Buck Horne

Raymond James & Associates, Inc., Research Division - SVP, Equity Research

•	Dennis Patrick McGill

Zelman & Associates LLC - Director of Research and Principal

•	Douglas Michael Harter

Crédit Suisse AG, Research Division - Director

•	Haendel Emmanuel St. Juste

Mizuho Securities USA LLC, Research Division - MD of Americas Research & Senior Equity Research Analyst

•	Jade Joseph Rahmani

Keefe, Bruyette, & Woods, Inc., Research Division - Director

•	Jeffrey John Donnelly

Wells Fargo Securities, LLC, Research Division - Senior Analyst

•	John Joseph Pawlowski

Green Street Advisors, LLC, Research Division - Senior Associate

•	Juan Carlos Sanabria

BofA Merrill Lynch, Research Division - VP

•	Michael Bilerman

Citigroup Inc, Research Division - MD and Head of the US Real Estate and Lodging Research

•	Richard Hill

Morgan Stanley, Research Division - Head of U.S. REIT Equity and Commercial Real Estate Debt Research and Head of U.S. CMBS

•	Vincent Chao

Deutsche Bank AG, Research Division - VP

•	Wesley Keith Golladay

RBC Capital Markets, LLC, Research Division - Associate

Presentation

Operator

Good day, Ladies and gentlemen. My name is Mark, and welcome to the Invitation Homes Starwood Waypoint Homes joint conference call. (Operator Instructions) I would now like to turn the conference over to your host for today, Greg Van Winkle, Director, Investor Relations, Invitation Homes. Please proceed.

Greg Van Winkle

Thank you. Good morning, and thank you, all, for joining us. On today’s call, we’ll hear prepared remarks from Fred Tuomi, Chief Executive Officer of Starwood Waypoint Homes and John Bartling, Chief Executive Officer of Invitation Homes. Also with us for the Q&A session of the call are Ernie Freedman, Chief Financial Officer of Invitation Homes; Dallas Tanner, Chief Investment Officer of Invitation Homes; and Charles Young, Chief Operating Officer of Starwood Waypoint Homes. I’d like to point everyone to our joint Invitation Homes and Starwood Waypoint investor presentation, which we may reference on today’s call. This document can be found on the Investor Relations section of each company’s website at ir.invitationhomes.com, and investors.starwoodwaypoint.com.

I’d also like to inform you that in connection with the proposed transaction, Invitation Homes and Starwood Waypoint Homes will file with the SEC, a registration statement for the transaction, which will include a proxy statement relating to Starwood Waypoint’s shareholder meeting and an information statement relating to Invitation Homes’ stockholder approval. The registration statement and related proxy and information statements will contain important information about the transaction. Investors are urged to read these materials when they become available.

As a reminder, the presentation contains and this call may discuss forward-looking statements. Such statements are based on the current beliefs and expectations of management and actual results may be materially different because of a variety of risks and other factors. Please see page 2 of the Investor presentation for further information regarding forward-looking statements. Each of Invitation Homes and Starwood Waypoint describe these risks and uncertainties in their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2016, and in other filings they make with the SEC, from time to time, and as it relates to the proposed transaction on page 2 of the investor presentation available in the investor relations section of each company’s website. Except as may be required by law, Invitation Homes and Starwood Waypoint do not update forward-looking statements and expressly disclaim any obligation to do so. Further, on today’s call, we may reference certain non-GAAP financial measures. More information regarding these non-GAAP financial measures can be found in Invitation Homes’ or Starwood Waypoint’s documents filed with the SEC.

Before we go on, I’d also like to mention that each company’s previously scheduled second quarter 2017 earnings conference calls have been canceled. I’ll now turn the call over to Chief Executive Officer of Starwood Waypoint Homes, Fred Tuomi.

Frederick C. Tuomi, Starwood Waypoint Homes - CEO and Trustee

Thank you, Greg. Good morning, everyone and thank you for your participation on this call. As you know, we’d typically be discussing our second quarter earnings this morning and in fact, it was a very strong quarter for both companies, which had combined year-over-year same-store NOI growth of 7% in the second quarter of 2017. However, we have something else to discuss that I know all of you are eager to hear about. Today I’m pleased to be joined by my colleague, John Bartling, to announce a strategic combination of 2 pioneers in the single-family rental industry to create a leading best-in-class, single-family rental company.

This merger brings together the best practices, technology and talent from both companies to create a company with an unparalleled ability to deliver enhanced service to our residents, while also improving operating efficiencies. This is a win-win for both residents and shareholders. Let me begin by commenting on some of the significant benefits of this combination.

First and foremost, we’re bringing together 2 nearly identical firms to create a company with 82,000 homes in 17 markets. These are 2 high-quality portfolios with significant market overlap of 83%, which will create the premier portfolio of single-family rental homes in the United States. We are focused on strategically targeted long-term, high-growth markets with almost 70% of our revenue coming from the Western U.S. and the state of Florida. We believe that this will help drive and sustain outsized NOI growth for the long term.

With almost 5,000 homes per market, we will be able to provide even higher quality service with greater choices to our residents more efficiently than ever before. Both companies also bring best-in-class capabilities to the table including local investment management expertise, technologies, customer service and experienced integrating large sale single-family rental platforms.

Next, I’d like to share additional details on the transaction. The merger will be done as a stock-for-stock tax-free merger-of-equals. Each share of Starwood Waypoint Homes will be converted to 1.614 shares of Invitation Homes. As a result, approximately 41% of ownership will be represented by Starwood Waypoint shareholders and 59% by the Invitation Homes shareholders. The combined company will be named Invitation Homes and trade under the ticker symbol of INVH and headquartered in Dallas, Texas. The company will maintain a presence in Scottsdale, Arizona.

We estimate $45 to $50 million in annual run rate cost synergies as a result of this transaction, which we expect to achieve over the first 12 to 18 months post-closing. We anticipate closing by the end of this year subject to approval by Starwood Waypoint’s shareholders and other customary closing conditions. Demographic tailwinds remain at our industry’s back, and quite simply, we are positioned to continue this momentum for the benefit of our residents, our communities, our vendors, our employees and our investors. We believe the supply and demand fundamentals of this sector will be favorable for the foreseeable future and drive strong NOI growth.

Jobs in the combined company markets are expected to grow at a healthy 2.1% rate in 2017, which is 60 basis points above the national average, while new single-family home completions as a percentage of households remain 43% below the long-term average levels.

In five short years, the institutional single-family rental business has grown from a unique investment opportunity to a stable business with a very promising future. It’s amazing how these two companies have trailblazed our industry alongside one another. And this merger represents another important step in the continued professionalization of our industry. It’s important to note that while the combined company would be the largest single-family rental company in the United States, its portfolio still represents just 1/2 of 1% of the more than 15 million single-family homes for rent in the United States and less than 1/10 of 1% of the more than 130 million housing units in the United States.

As we have built these companies, we both helped rehabilitate homes and revitalize neighborhoods, investing nearly $2 billion in renovations and upgrades, which is approximately $22,000 per home. We have and will continue to contribute to economic growth and job creation in local communities across the country.

Most importantly, we are providing families with an enjoyable, flexible and affordable living experience in communities where they work with great schools and convenient services. Looking to the future, I’m excited about what our companies can do together to continue building on the progress we’ve made to date. At Starwood Waypoint, we’ve created the industry’s leading technology platform, finding innovative ways to deliver the services residents demand through our unique Smart Home technology, seamlessly integrate large portfolio acquisitions to drive growth, and so much more. While we were building Starwood Waypoint, I was an incredible admirer of Invitation Homes’ evolution and what their team was accomplishing on a parallel path – building an industry-leading approach to customer service with ProCare, pioneering innovative channels to buy and sell homes, like Resident First Look and Instant Offer programs, and leading the evolution of financing options for the entire industry. That is why I am so thrilled for these 2 identical companies to join forces and embark on this next chapter together.

John and I share a vision and a conviction that the combined organization will be much greater than the sum of its parts. I’m looking forward to working with him on a seamless integration of these 2 companies. We couldn’t be more excited about what bringing together the best practices, technology and talent from these 2 exceptional organizations means for our future growth and opportunity for the new Invitation Homes.

And with that, I’ll turn it over to John.

John B. Bartling, Invitation Homes Inc. - CEO, President and Director

Thank you, Fred, and good morning, everyone. First, let me start out by echoing Fred’s enthusiasm for this strategic combination of Invitation Homes and Starwood Waypoint Homes. I’ve had the pleasure of working with Fred over the past 3 years across a number of areas from professionalizing the single-family industry to enhancing transparency through best practices in financial reporting. In his new role as CEO of Invitation Homes, I believe Fred will continue to build on what our 2 firms have independently accomplished and also leverage the strength of a broader operational base to deliver best-in-class service for our residents and strong value creation for our stockholders. He’s the right CEO for this job.

Alongside a world-class Board of Directors to serve the combined company, Fred is very well positioned for success, having run large-scale portfolios in the multifamily sector and having le the successful integration of the colony, Starwood Waypoint Homes merger.

To all of those investors who supported this exceptional management team before and after our IPO, 6 months ago, I fundamentally believe the capital markets liquidity of these 2 combined companies will make what was a great investment in the wonderful company even better.

The strengthened capital base and increased market float of the combined company improves the potential trading liquidity of our shares. Based on yesterday’s closing share prices, the market capitalization of the combined company would be approximately $11 billion and enterprise value would be approximately $20 billion. This is truly compelling opportunity for our stockholders, which will help accelerate revenue growth and increase margins through significant synergies and our overlapping strategically targeted markets.

Before handing the call back over to Fred, I’d like to express my sincere gratitude to all the hard-working and talented friends and associates I have had the pleasure to work with over the past years in Invitation Homes. You know how I feel about the hard work and the strong performance you have provided to this company and how much this ride has meant to me personally. A very humbled thank you. In closing, I’m thrilled to work with the entire team towards a successful and seamless integration. And with that, Fred?

Frederick C. Tuomi, Starwood Waypoint Homes - CEO and Trustee

Thank you, John. We started to have a deep and strong management team with representation from both world-class organizations. I am honored to be have been appointed to lead the company as CEO. The most senior leaders of the new Invitation Homes will include Ernie Freedman, Chief Financial Officer. Ernie is the current CFO of Invitation Homes. Charles Young, Chief Operating Officer. Charles is the current COO of Starwood Waypoint Homes; and Dallas Tanner, Chief Investment Officer. Dallas is the current CIO of Invitation Homes.

Our estimated $45 million to $50 million of annual synergies are tangible, identified cost-only synergies at both the corporate and property levels. We are optimistic and confident about achieving these synergies and delivering value to our shareholders and see potential additional upside from the implementation of best practices to further optimize revenue management and operating efficiency.

The integration effort of this combination will be critical for sure. Fortunately, we have a deep, strong and experienced team to spearhead this process. We will leverage personnel and lessons learned from the Colony-Starwood merger with the objective of integrating people, process and systems to create a better and more efficient organization for our employees, shareholders and unrivaled service and choice for families who prefer renting a home.

As such, again, we are confident and optimistic about our ability to meet our $45 to $50 million cost synergy target. I also want to provide a quick update on the combined company’s pro forma balance sheet, which is very stable today with 44% debt-to-total-enterprise value and 82% of debt that is fixed rate or has been swapped to fixed, and no maturities prior to 2019.

In addition to recycling capital to continuously improve our portfolio, we are committed to delevering our balance sheet including organic deleveraging from cash flow and continuing toward an investment grade rating. We are also targeting a dividend of $0.11 per share post close per quarter.

Before turning it over to questions-and-answers, I’d like to say thank you to the entire Starwood Waypoint team for our continued dedication, outstanding results and major contribution to building this asset class. I am proud of what we’ve built together and excited and energized for the next chapter ahead as the new Invitation Homes.

In closing, we believe the benefits of bringing these 2 unique and virtually identical companies together a significant, clear and wide ranging. This merger will create a company with an irreplaceable premium portfolio of 82,000 homes in 17 high-growth markets. The overlapping nature of the portfolio in attractive, strategically targeted markets, averaging nearly 5,000 homes per market will help us drive outsize long-term NOI growth and create significant synergies to increase margins. The merger will bring together the best practices, technology and talent from both companies to deliver enhanced service to residents even more efficiently. And it will provide increased liquidity to stockholders by creating a company with a market capitalization of $11 billion and total enterprise value of $20 billion. We are very excited about the future and would now be happy to take your questions. Thank you, all.

Q&A

Operator

Ladies and gentleman, as a reminder to ask a question please press star one on your touchtone phone. Please limit your questions to one question and one follow up question.

Your first question comes from Jeff Donnelly from Wells Fargo. Please proceed.

Jeffrey John Donnelly, Wells Fargo Securities, LLC, Research Division - Senior Analyst

Good morning guys and Congratulations on the work. Fred, where do you see the biggest challenges in integrating customer service, leasing, property management, best practices across the 2 organizations?

Frederick C. Tuomi, Starwood Waypoint Homes - CEO and Trustee

Thank you Jeff. First of all, we look at this opportunity as a fantastic opportunity to really bring together two companies that are virtually identical in so many ways. And that overlap of our markets, overlaps of our neighborhoods, our streets, our homes, our employees, our management practices, our techniques, our direction and technologies, it’s just amazing when we look at these two organizations in a deeper dive, how similar and how identical they truly are. And what that does for the integration — which is going to be challenging no doubt — is it simplifies it. It makes it much greater ease of integration because we’re so, so similar. Plus we have a deep and experienced team of doing large-scale integrations as you saw with the recent merger with Colony and Starwood Waypoint. So we’re highly confident that we can deliver on the synergies we’ve identified of $45 million to $50 million and we see this as a wonderful opportunity to bring these portfolios together and give us many benefits going forward, including the talent base. We’re going to have the best of the best, and we’re going to be able to expand our toolkit, and with the best of technologies and methodologies. This is just going to be a winning combination to give us — capture many of the efficiencies that we know we can get from the increased scale, increased density and the power of these two organizations.

Jeffrey John Donnelly, Wells Fargo Securities, LLC, Research Division - Senior Analyst

And just a follow up on the synergies. I guess first, part, were the cost synergies estimated from a top-down approach? Or are these what I would call sort of bottom up, sort of line item accuracy? And then maybe the second part is, do you foresee any revenue synergies to accrue from the combination?

Frederick C. Tuomi, Starwood Waypoint Homes - CEO and Trustee

Yes, the synergy number that we put forward we’re highly confident in and we think we’re going to achieve these over the first 12 to 18 months, that’s the $45 million to $50 million. As I mentioned in the call remarks, those are cost only synergies at this point. And we derive those in two ways. When we first started discussing this transaction with two teams independently, it’s pretty much a top-down estimate. We came to a number within that range, but then as we had more discussions, we got the two teams together and did a bottom-up, so we did it in both directions, fairly detailed, function by function, area by area, opportunity by opportunity. So we built this and came to the similar range and refined it over the last couple of weeks. So I’m highly confident in that number and again, those are cost only. We use the same methodology, some of the same modeling practices that we use on the previous merger of the 2 companies with Colony and Starwood so we had a good playbook, a good road map of how to approach this and how to validate and test those assumptions. So we’re highly confident with that number. But with respect to revenue synergies, that’s not part of this number. The revenue synergies will come later as we integrate these two companies, these two platforms and again, the portfolio overlap is significant. 83% of our homes are in the same markets, the same neighborhoods, the same streets. So we have a great opportunity to further gain efficiencies. And basically with this merger, we’re able to do is pull forward our opportunities that we both saw independently in this space. It would’ve taken us a long time to achieve these types of densities and types of concentrations and markets, in these high-growth markets. So this is an opportunity to accelerate our combined — our individual growth path into one combined company so there will be other opportunities for efficiencies in the field operation both expense and revenue optimization.

Operator

Your next question comes from Haendel St. Juste from Mizuho.

Haendel Emmanuel St. Juste, Mizuho Securities USA LLC, Research Division - MD of Americas Research & Senior Equity Research Analyst

Good morning and congratulations as well. So it’s a bit early, and I’m still processing what a lot of this means, not just to you, but also how we should think about the single-family rental space in this country going forward. But on the space, the deal seems to validate the pieces of size and scale is perhaps the most important consideration for a company operating in the sector. But combined, you only own about 1%, 1.5% of the single-family rental stock in the country. So I guess, I’m wondering what do you see as the growth capacity for the company? How big can your platform become? And does this combination signal that maybe the growth opportunities, at least your quality level in the market place have been fairly parsed through?

Frederick C. Tuomi, Starwood Waypoint Homes - CEO and Trustee

Right. We see this again as an opportunity to bring these two identical portfolios together and it does give us enhanced increased scale. How big can we get? We don’t know yet. We’ll continue to look for opportunities to build the portfolio wisely. We’ll continue to optimize our portfolio in our markets with Dallas’ efforts and the investment team that will involve incremental buying, a lot of great opportunities to fill in our portfolios in these same markets. And so one thing that, exactly why these two companies are identical was our initial investment strategies were the same, very similar. We’ve invested, and we’re patient and diligent in our market selection. We did not go everywhere across the country. We targeted select high-growth markets for the current, and more importantly, the long run. The markets that we’re in are characterized with high population growth, high household information growth and most importantly, job growth. These are markets that people are moving to for opportunity versus moving from. We’re dedicated to maintaining our footprint. We believe our footprint is strategically advantageous to provide long-term growth for this organization. So we’ll continue to optimize these portfolios in these markets and now that the markets that we do not have overlap in, which is just a handful of markets that each company wanted to get into, but it takes a long time, one at a time, now the acquisitions have tempered the pace to build scale so this is another advantage, opportunity. For example, on our company side, Starwood Waypoint, we would love to be in Seattle, and this is a great entry point for us now to have a substantial presence in Seattle. So we’ll optimize in these market. Dallas Tanner and his team will continue to acquire opportunistically. We’ll continue to dispose of homes that don’t fit for the long-term and look for opportunities to capture continued benefits. Because, remember this space as we mentioned, we’re a small sliver of the entire market. Less than 2% are institutionally owned, of the 15 million single-family rental homes in the nation so it’s a tremendous long-term opportunity to further optimize in the strategic markets.

Haendel Emmanuel St. Juste, Mizuho Securities USA LLC, Research Division - MD of Americas Research & Senior Equity Research Analyst

Appreciate that and one follow-up, if I could. Can you sort of update us on the Blackstone ownership? Their lockup with Invitation Homes expired last week, did that get extended? And is there a breakup fee as part of this deal ?

Frederick C. Tuomi, Starwood Waypoint Homes - CEO and Trustee

Ernie will take that.

Ernest M. Freedman, Invitation Homes Inc. - CFO and EVP

Hey how are you doing this morning. To answer that question, specifically with Blackstone, there will be an extension of the lockup. More details will be forthcoming on that as disclosures come out. But yes, there’s a 30-day additional lockup that was extended beyond the close of the transaction so basically, from today until 30 days beyond, Blackstone will be locked up. And there are breakup fees associated with the transaction as well, but it will be disclosed in further detail when we get to the proxy statement.

Operator

Your next question comes from Nick Joseph from Citigroup. Please proceed

Michael Bilerman, Citigroup Inc, Research Division - MD and Head of the US Real Estate and Lodging Research

It’s Michael Bilerman here with Nick. Fred, I was wondering if you can spend some time talking about the transaction from an SFR shareholder standpoint, effectively this is a no premium deal, straight up merger of equals, but effectively, Starwood Waypoint is giving up control, right. You’re going to own a minority of the combined company at 41%, you’ll have a minority of the Board with only 5 out of 11, you’ll inherit or the SFR shareholders will inherit $4.5 billion of Blackstone overhang, 30 days post-close, the headquarters will be in Dallas. The name is Invitation Homes. So I recognize the strategic merits and I recognize there are synergies, but it doesn’t seem that you were able to get any sort of control premium or any premium at all even though Invitation trades at a higher multiple. So how, from your standpoint, did you negotiate this deal? How did you come to a 1.614 exchange ratio that would be fair from an SFR shareholder standpoint?

Frederick C. Tuomi, Starwood Waypoint Homes - CEO and Trustee

Thank you, Mike. You’re correct to focus on the merits of this deal, which are the long-term growth potential this gives both companies. Both of our members of our Boards, which include some of the best real estate investment minds in the world, realized that this is the best thing to do for both shareholders. This creates an unparalleled platform, 82,000 homes that hit a high concentration in the key markets. So long-term, this is the way to capture realize the growth prospects that they believe in that this sector has going forward in the future. And the best way to do that is to combine these 2 identical companies to accelerate the growth path on achieving those similar objectives. Both companies have the same objectives. We have the same long-term vision for this business and how to achieve it. So this was not a takeover. This was not a sale process. This was 2 boards of savvy investors, realizing this is the best thing for both portfolios, for both companies, for both sets of shareholders in a long time to accelerate our growth. So it’s a true mergers of equals. And I think the things you highlighted kind of represent that and the board representation is almost equal, but represents the ownership. The ownership is what it is that Blackstone has a very long-term track record of handling their disposition of their interests in a methodical, patient and wise manner and we expect the same here. So it’s a compelling opportunity. This is still the very early stages of this business and both Boards recognize that, and this is a way to really pull this to the future and continue to capture the upside that they believe not only available today, but will be there long-term for these shareholders.

Michael Bilerman, Citigroup Inc, Research Division - MD and Head of the US Real Estate and Lodging Research

Your response is the assumption that the public markets was valuing each security correctly, right? In terms of that exchange ratio that you’re setting, you’re effectively taking your share based on current equity gap in the marketplace and the reality is your stocks trade differently, right? Invitation trades on 1/2 multiple points higher, trades at a different level relative to NAV and so just seems that a straight exchange ratio where the stocks are trading, there’s no pick up for that differential as well as for the synergies that are being created. How can you tell (inaudible)

Frederick C. Tuomi, Starwood Waypoint Homes - CEO and Trustee

(inaudible) valuation? If you look at the host of valuation metrics, there’s advantages to one or the other depending on which metrics that you look at, but again, this was designed from the very beginning between the 2 boards as a mergers of equals. That was established right of the front, and to simplify the valuation discussion. It was determined early on to do it simply on the 90-day (VWAB) basis of how the shares were trading and we monitored that through the process and deemed it as fair, we deemed it as appropriate and decided to approve the merger.

Operator

Your next question comes from Juan Sanabria from Bank of America.

Juan Carlos Sanabria, BofA Merrill Lynch, Research Division - VP

Hi good morning, thanks for the time. Just hoping you guys could speak to what you referenced in the presentation and in the press release, I believe, on just the potential or if you can help us quantify the FFO accretion for the transaction and how we should be thinking about that.

Ernest M. Freedman, Invitation Homes Inc. - CFO and EVP

Hey Juan, this is Ernie. Absolutely, on a run-rate basis, we expect this will be accretive to both organizations, both sets of shareholders on a Core FFO as well as an AFFO basis and we talked about that in the presentation, the synergies are expected to earn in over a 12- to 18-month period, approximately 75% on a run-rate basis we expect to earn in, in the first year in 2018 and the rest to earn in during 2019. Depending on the timing when it actually hit, will impact how accretive it will be for each of the shareholders during that period of time, but we do expect it to be accretive on a run-rate basis as we get to 2009 — 2019 and going forward.

Juan Carlos Sanabria, BofA Merrill Lynch, Research Division - VP

Any sense of the quantum of that accretion like a range in the percentage of accretion?

Ernest M. Freedman, Invitation Homes Inc. - CFO and EVP

Yeah, Juan. We’ll provide details around that when the proxy statement comes out in a little bit and get to that level of detail when — how accretive it will be for each of the shareholders, but unfortunately, not today.

Juan Carlos Sanabria, BofA Merrill Lynch, Research Division - VP

Okay. And then just on the balance sheet, I was hoping you could talk to what the pro forma net debt to EBITDA would be and kind of your guys’ perspective on the long-term target you want to get to, to that investment grade and how long you think you’ll get there. I know at Invitation, you talked about deleveraging about 1 term per year using retained earnings. Is that, how we should continue to think about your use of free cash flow or if you could just talk to that, that would be great.

Ernest M. Freedman, Invitation Homes Inc. - CFO and EVP

Yes, sure Juan. I’m happy to do that as well. With regards to the balance sheet, we’re very happy that we’re in a position where we have a safe balance sheet where we don’t have any maturities coming up until 2019. The 2 balance sheets actually lay on top of each other very similarly for me, from a valuation perspective we’re in the low 40s, and our net debt to EBITDA numbers are very similar for the 2 organizations from where they are today, on a pro forma basis would be very similar going forward. And what’s really exciting is both sides have a very similar view on how they want to progress going forward, specifically around getting to an investment-grade rating over the next period of time. Now you did see in the release this morning that there is a commitment to raise the dividend that kind of splits the difference between 2 organizations from a yield perspective, so there will be a higher dividend from the perspective of where the Invitation Homes as shareholders today sit, but still leave ample excess cash flow as well as the projection when you look at the reports you have out there, Juan, along with others in terms of the expectations for EBITDA growth and NOI growth going forward for the sector between that natural delevering from that growth as well as retained cash flow, we do expect to continue to be able to bring our net debt to EBITDA numbers down about a turn year. And we’ll have to see what the rating agencies say. I don’t want to speak for them as I’ve said before, but certainly, they’ve give the marker with one of our peers that are out there and we certainly have comparisons we can make in the multifamily space. And I say in both cases, as we get closer to that, I would say 7, 7.5x range, I imagine we’ll be knocking on the door with the rating agencies and so we’re not too far from that. We’ve got a little work to do but we’re going to progress on that path to make sure we have all the tools in the toolkit available for us to help provide the best source of capital for the organization going forward.

Operator

Your next question comes from Vincent Chao from Deutsche Bank. Please proceed

Vincent Chao, Deutsche Bank AG, Research Division - VP

Hey, good morning everyone. Just sticking with the debt side, I was just curious with the convertible debt that Starwood Waypoint has, what is the plan with the converts?

Ernest M. Freedman, Invitation Homes Inc. - CFO and EVP

Yeah, so those will stay outstanding and as those come to a maturity in a future time, they’ll be part of our broader plans around the capital stack as to how those may change.

Vincent Chao, Deutsche Bank AG, Research Division - VP

Okay, so there’s no change in control in those?

Ernest M. Freedman, Invitation Homes Inc. - CFO and EVP

No, those remain outstanding in place.

Vincent Chao, Deutsche Bank AG, Research Division - VP

Okay. And then in terms of the go forward strategy and on the investment side, just curious, I mean the 2 companies have slightly different strategies, Invitation being a little bit more targeted, granular. Starwood being a little bit more open to larger deals, portfolio deals. I was curious how that changes going forward.

Dallas B. Tanner, Invitation Homes Inc. - CIO and EVP

Hey, Vin this is Dallas. We’re risk-adjusted total return seekers as investors so we’re going to continue to look for parts pf the market that will provide outperformance in terms of new acquisitions going forward. I would say 83 — as we laid out in the portfolio, 83% of our portfolio lays on top of each other quite nicely. That gives us added benefit and scale from an asset management perspective as well to where we can look to (inaudible) and reinvest in markets that were may be more bullish on as you’re well aware in the market, I think we are very bullish on our coastal properties and in the parts of the markets where we’re seeing really good growth right now. We’ll continue to be high-touch in local. We’ll also add some of the tools that Starwood Waypoint has in their repertoire in terms of how we can continue to invest and continue to find the edge in markets. I think one of the things that’s most exciting for us as a business is the exposure to some of these additional high-growth markets that we didn’t invest in, 5 years ago. Markets like Denver and Dallas have great legs underneath them will be key part of our investment strategy going forward. So we’re excited to work with Fred and his team and to be able to look at some of the different tools that they have also within their group, but take best practices as Fred mentioned earlier, this is a merger of equals. We’re going to take the best from both teams and apply to our strategies going forward and the additional scale and density give us the ability to be the better asset manager in the near future.

Operator

Your next question comes from Dennis McGill with Zelman and Associates.

Dennis Patrick McGill, Zelman & Associates LLC - Director of Research and Principal

Hi, good morning and thank you. First question just has to do with technology, recognizing technology has really been one of the largest keys to institutionalizing the space. I was hoping you can maybe just talk a bit about some of the technology that SFR had, that you think will be beneficial to the Invitation side and vice versa, sort of things one was doing well and you could see the income statement benefits from it and vice versa, and how that’s factored into any synergies, if at all.

Charles D. Young, Starwood Waypoint Homes - COO

Great. This is Charles. Good question, we’ve — as we’ve said, we’ve looked at this as a collective team, and we’re looking at the kind of best of both worlds in how we want to approach it. Starwood Waypoint had a history with our Atlas platform and some of our technology, and we’re going to analyze that over time and figure out what’s the right answer in terms of how we implement. Most importantly though, both organizations are really kind of resident-centric focused and we think there’s a tremendous benefit to the families and how we approach this business, not only on the technology side, but expansion of options of choice, looking at what both sides have been doing, especially on the service side with the ProCare, expect to increase in the self performance level, our call center technology, Smart Home technology, were looking at all of this and over time, we’ll figure out what’s the right implementation, but we’re really excited about what it can do for service of our homes and service of our residents.

Dennis Patrick McGill, Zelman & Associates LLC - Director of Research and Principal

And Charles, you’ve been through a few iterations of this, and you’ve seen different technologies, what areas specifically have you found through the different combinations have been most beneficial as you’ve progressed through the evolution?

Charles D. Young, Starwood Waypoint Homes - COO

Yes, we’re smiling over here. Yes, we have been through a few of these. It’s exciting. Look, really, comes down to around how do we service our residents and it’s around our teammates and their visibility in terms of what providing service, convenience and options and both companies as Fred and Dallas have already spoke to, are very similar in our approach and so as we look at this, we are going to take the best of both worlds, and ultimately, we think is going to be real beneficial, and it’s not only on the technology side, but it’s on the talent and our team members that are out in the field so we’re going to look at it. A lot of it comes down to visibility, convenience and kind of balance as we look across 80,000 homes. We’re going to pick the best of the best and move forward.

Dennis Patrick McGill, Zelman & Associates LLC - Director of Research and Principal

Okay and just one other question is, between now and the deal closing, how will the 2 companies be handling the transaction environment? Will you be changing from strategy that you had in place independently? Or will you be thinking about it as how it would impact the pro forma portfolio. Anything that we should consider as we await the close?

Frederick C. Tuomi, Starwood Waypoint Homes - CEO and Trustee

Yes, Fred. From today’s point until close, we’ve got a lot of work to do. First of all, it’s going to be a pretty quick track to the closing, I believe. This is a pretty simple transaction in terms of 2 public companies virtually identical, in cooperation with each other so we are expected to close before the end of this year, which is going to come pretty quick. So our job between now and the closing is to finalize the plan. We made a fine-tune integration plan together, and that’s what we’ll start working on immediately and we have a playbook for this from our last merger. We have teammates that are seasoned. We have staff that are deep and talented so we feel like this is going to be a seamless transaction integration this is going to be highly successful so that’s a lot of work. We’ll have an integration team assigned that will be taken out of their normal full-time jobs that will be the master keepers of the program office for the integration so we know how to manage a large scale project such as this. We’ll do the planning right down to all of the level — lowest level of detail possible including all of our teammates selections that will be done in advance and communicated. It will be teed up and ready to go upon closing. A lot of that is going to be technology work behind the scenes both on the field technology, deployed technologies for the customer, traction acquisition, leasing, on boarding and customer service as well as all of the work in the back office, integrating the two accounting systems and the massive amounts of data to put together. So we know it has to be done. We know how to do it, and we’re going to start today.

Dennis Patrick McGill, Zelman & Associates LLC - Director of Research and Principal

That was very helpful, Fred, but I apologize because I didn’t phrase my question well. I was actually focused more on the acquisition and disposition of homes. Is there any change in the way?

Frederick C. Tuomi, Starwood Waypoint Homes - CEO and Trustee

Okay, I apologize for that, but Dallas can cover that.

Dallas B. Tanner, Invitation Homes Inc. - CIO and EVP

Both teams have laid out normal acquisition plans for the remainder of the year, and I think we will both stay in line with our current plans subject to closing so I would expect us to continue down the path Dennis as we’ve talked about earlier in the year, being net neutral, plus or minus for the year in terms of acquisitions and dispositions and Fred I’ll let you speak on behalf of Starwood Waypoint.

Frederick C. Tuomi, Starwood Waypoint Homes - CEO and Trustee

Same. We’ll coordinate our activities, but we’re mainly focused on the plan on execution of the integration.

Dallas B. Tanner, Invitation Homes Inc. - CIO and EVP

Very good, congratulations and good luck.

Operator

Your next question comes from Rich Hill from Morgan Stanley. Please proceed.

Richard Hill, Morgan Stanley, Research Division - Head of U.S. REIT Equity and Commercial Real Estate Debt Research and Head of U.S. CMBS

Good morning everyone. Dallas, maybe a question for you, just to start off. Obviously, there’s 83% market overlap, but 17% that doesn’t overlap, how are you thinking about markets like Dallas, Houston, Denver? Are they any markets you might be looking to exit? Or will you sort of bulk up the homes? I know this is early, but any sort of guidance you can think of, if you can give us on that will be helpful.

Dallas B. Tanner, Invitation Homes Inc. - CIO and EVP

No, I appreciate the question thank you Rich. As you look at the percentage of revenue basis and you look at how our business is going to lay out, those smaller markets that you just mentioned are very small in the near term in terms of 3% or 4% of total revenues, but you do mention something that we are actually quite bullish on, we like markets like Denver and Dallas we’ve always said that if you could go back 5 years ago, you would have loved to have had 2,000 plus homes in Denver. I spent time obviously since working with the Starwood Waypoint team. Looking at the portfolio in a little bit bigger depth and we like those opportunities, as Fred mentioned, we still love markets like Seattle and Southern California parts of Florida that we know our high barrier to entry and we’ll continue to provide tremendous amount of growth to our portfolio, but markets like Denver and Dallas are also equally appealing. We have a baseline there with some good scale, think it’ll be in markets that you could expect us to continue to look for incremental investment in markets like that. In terms of getting out, we’re very comfortable with the markets we’re in. We’ve talked about this before, the Midwest isn’t a big part of our portfolio, I think today, it’s less than 8% of total revenue so we’ll maintain and continue to optimize and look for ways to strategically enhance our returns. So expect us to always be a consistent capital allocator in terms of recycling in any market we really no respect with markets [inaudible] if finance is behaving in a way that were not pleased with, we’ll look to sell that asset and reinvest in a market that were more bullish on.

Richard Hill, Morgan Stanley, Research Division - Head of U.S. REIT Equity and Commercial Real Estate Debt Research and Head of U.S. CMBS

Sure. One follow-up question, if I may. You guys have done a nice job talking about the synergies, but I assume those synergies existed in January and a year ago, so why now? Like I mean, I guess the question I’m asking is how long have you guys been thinking about this? Is it something that has been an ongoing discussion for the past year or so? Or did it really sort of come together quickly?

Ernest M. Freedman, Invitation Homes Inc. - CFO and EVP

Rich this is Ernie. All the details of how this came together and the thought process will be described in detail in the proxy, so it will be a little bit premature for us to discuss how that piece came about, we’re just real excited about bringing the organizations together today and understanding how you have this wonderful overlap, the markets are right on top of each other you get the best of everything, this is the right time for us to move forward.

Richard Hill, Morgan Stanley, Research Division - Head of U.S. REIT Equity and Commercial Real Estate Debt Research and Head of U.S. CMBS

Got it thanks Ernie, I appreciate it. I’ll jump back in the queue with anymore questions.

Operator

Your next question comes from Jade Rahmani from KBW. Please proceed.

Jade Joseph Rahmani, Keefe, Bruyette, & Woods, Inc., Research Division - Director

Thanks very much. Can you comment on the current acquisition environment and where economic cap rates on portfolio acquisitions are in the space? Perhaps differentiate between Class A and maybe B and C portfolios.

John B. Bartling, Invitation Homes Inc. - CEO, President and Director

Well that’s a big softball, there, Jay, thank you. I would say, it varies by market, it varies by type as you laid out, and I think fortunately for both of these companies we’ve been pretty consistent in the type of product we’re buying. We talked about this before you’re seeing cap rates and parts of California now pushing 4% in terms of some of these markets secure end-user. And then you’re still seeing good risk-adjusted yields in markets like Charlotte and national, where you can be in the big low to mid 6s on a cap rate basis. So there’s a wide spread across markets you’ve got to be consistent in what your focus and appetite is, I’d say on speaking really on behalf of Invitation Homes, and I think a little bit for Starwood. I think we found that sweet spot where you can be in the mid 5s and still find really good risk-adjusted returns in markets that make sense where you’re going to see high-growth not only from a yield perspective, but from a property value perspective as well. And then to your question on both pricing, I think it really varies, Jay. You have to be careful. You see a lot of different opportunities and tapes out there that can vary and depending on asset quality, the yields can be all over the place. So for us, it’s a pretty easy way for us to look at something quickly to see if it makes sense because there’s certain parts of markets and submarkets that we’re far more keen to invest in then just kind of throughout the country as a whole.

Jade Joseph Rahmani, Keefe, Bruyette, & Woods, Inc., Research Division - Director

And you’re referring to economic cap rates, is that correct? On cash flows after CapEx?

John B. Bartling, Invitation Homes Inc. - CEO, President and Director

NOI cap rate.

Jade Joseph Rahmani, Keefe, Bruyette, & Woods, Inc., Research Division - Director

Okay, nominal cap rate. Just wanted to ask on acquiring single family rentals with in-place tenants from say on a one-off basis from mom-and-pop’s, are those fundamentally different homes from owner occupied homes that convert to rental? I guess this goes to the scope of the addressable market opportunity, moving beyond the institutional component.

John B. Bartling, Invitation Homes Inc. - CEO, President and Director

I would say no, Jay. I mean we’ve seen opportunities, there are several companies that are popping up as many you’re aware that are starting to offer these transactional platforms where mom-and-pop investors or institutionals can buy one-off with current leases in place. I think quality of management, quality of lease, quality of rehab that’s been done to these properties shouldn’t be lost, the combined company has spent over $1.8 billion in CapEx on our properties that’s a significant investment in communities and neighborhoods so as you think about that, I think from our approach, we would look at those opportunities, but be very transparent in terms of wanting to know what has been done to a home, what finishes have been there, how do we understand resident underwriting and screening those are all things that investors need to think about as they’re looking at those opportunities, but the homes itself speak for themselves based on the neighborhoods there in and the price point of the rents.

Jade Joseph Rahmani, Keefe, Bruyette, & Woods, Inc., Research Division - Director

And just wondering if you could comment on leasing trends in 2Q and so far in 3Q and specifically turnover trends and if you are seeing upward pressure on move out to buy.

Charles D. Young, Starwood Waypoint Homes - COO

This is Charles, I can take that at least from the Starwood Waypoint perspective. We’re really pleased with our Q2 results. We’re right in line with what we expect, 90, north of 95% occupancy. Turnovers going to be a little bit higher and seasonality in Q2, Q3 as expected so we’re right in line — right in line there, but in terms of optimizing rents, that’s what we also expect in Q2 and Q3. So our 5.5 blended rent growth was really driven by a 6.2% replacement rent growth, which is great. Looking forward, July was a good month, similar to Q2 in the mid [5s] on both renewals and replacement and replacement rents will start to moderate slightly towards the end of Q3 and then come down in Q4. We expect occupancy to stay in the kind of low to mid [95s] through the summer and start to push through towards 96 in Q4.

Jade Joseph Rahmani, Keefe, Bruyette, & Woods, Inc., Research Division - Director

And just in terms of the full year guidance where there’s upward pressure on turnover rates, what’s driving the upward pressure there? Anything on move outs to buy? What’s driving that?

Charles D. Young, Starwood Waypoint Homes - COO

Move out to buy are actually slightly down for us this year relative to last year. The higher markets are Orlando, Charlotte, Tampa but still nothing really driving it too much higher some of our higher turnover to date has been us really looking at the lease expiration curve and trying to pay attention to the seasonal demand and pushed our turnover slightly higher in Q2. So we’re just looking at it and see how it moves, but it’s not a material difference from where we expect, 36 to 37 is right in line with good turnover and the rent growth is right in line as well, which we’re happy with.

Jade Joseph Rahmani, Keefe, Bruyette, & Woods, Inc., Research Division - Director

Your next question comes from Wesley Golladay from RBC Capital Markets.

Wesley Keith Golladay, RBC Capital Markets, LLC, Research Division - Associate

Looking at the acquisition at the pro forma company, how does the increased scale help with external growth? Can this lead to new partnerships with others in the industry?

John B. Bartling, Invitation Homes Inc. - CEO, President and Director

With the additional scale, it will obviously give us a bigger footprint. We’ve been high tough in our approach to being investors in markets. That obviously gives us a bigger benefit to be able to work with other people in-market. I think the strategy stays the same. We continue to find opportunities for growth really in any corner of the submarket. You’ve just got to be active and onboard.

Charles D. Young, Starwood Waypoint Homes - COO

And then Wes I’ll add to that. Although there is certainly a focus on external growth and understood based on what happened this morning, I would tell you what we’re really excited about is the organic opportunity and internal growth opportunities we have in this portfolio. Bringing things together, the synergies. You know, what we can do on each side – best practices from ancillary income items, other income items and just continued efficiencies that we’re gaining. And so there’s certainly continued opportunity for our external growth as Starwood Waypoint has demonstrated throughout the year and is being demonstrated to you today, but what is really exciting about all those things is the organic story, the internal growth to continue to drive cash flow and create value for all our shareholders.

Wesley Keith Golladay, RBC Capital Markets, LLC, Research Division - Associate

And then you had pretty good scale before with nearly 50,000 units. How does this help you with your vendors? Can you get increased leverage with them?

Frederick C. Tuomi, Starwood Waypoint Homes - CEO and Trustee

Wes, this is Fred. We’re looking at all sorts of areas for opportunities from this business combination and another example of how we are identical throughout from top to bottom is our vendor base. It’s not only how we deploy service in the field to the extent that we’re doing self-performing to our service techs in the field, which will remain the same and continue to grow, but the way we approach the vending opportunities in the field and actually the vendors that we use. So I think this is going to create opportunity for us all including our partner vendors and as you look at the increased scale and density in each market, that makes us efficient in so many ways. It makes us more efficient for our customers when they’re looking for a home they’re going to be able to feel their decision set from one source. When they look at our website, they’ll be able to see 3 or 4 homes that they’re going to be able to select from or in their choice range. And then as they live there, we will be able to respond quicker because their homes are closer together and that carries through to our vendors. Our vendors will become much more efficient with our density in each of the markets and their labor productivity will be enhanced so that they can provide quicker service to us at a lower cost of them internally, and we expect to share in that benefit. So yes, we’ll be looking into our vendors to go down this path with us to capture some of the efficiencies form this combination.

Operator

Your next question comes from John Pawlowski from Green Street advisers.

John Joseph Pawlowski, Green Street Advisors, LLC, Research Division - Senior Associate

I understand we’ll wait for the proxy for more details, but can you at least tell us when the conversations began.

John B. Bartling, Invitation Homes Inc. - CEO, President and Director

Unfortunately, John, you answered that yourself. We’ll have to talk about that in the proxy, we can’t provide info at this time.

John Joseph Pawlowski, Green Street Advisors, LLC, Research Division - Senior Associate

Okay, the reason I asked, back to external growth outlook and consolidation, I mean you both thought you had the best mousetrap. You both were enamored with the consolidation outlook given the fragmentation of the industry and we’d agree with that. I guess, just how difficult is the external growth environment right now as standalone entities. I guess, Dallas, how long could it take you outside of taking down Progress Residential, how long would it take you to buy 35,000 homes?

Dallas B. Tanner, Invitation Homes Inc. - CIO and EVP

There’s a lot of factors that will come into that answer. It depends on market conditions and everything else. I just… both companies just in a one-off world. Let’s just talk about a couple of the transactions. I mean, Starwood obviously announced the G.I. transaction, which was a consolidation opportunity. Those will continue to exist, but John, if you take a step back, there’s over 5 million U.S. transactions a year and the combined companies if you look at them over the past 2 years have bought somewhere between 1,500 and 2,500 homes a year, just in one-off buying and that has a lot to do with the way the markets are. If you combined that, that’s 5,000, call, it plus oneoff transactions a year – very doable even in a tight market. But I would just say as Ernie pointed out, I think there’s far more organic growth opportunities by taking the current portfolio and optimizing it, providing synergies around revenue enhancing CapEx and some of the other needs and wants that we’re recognizing our customers want to have. So we look at it as a two-pronged approach. There will always be opportunities for external growth, but we’ve got so much density and scale sitting right in front of us. We have a tremendous opportunity to continue to drive margins.

Frederick C. Tuomi, Starwood Waypoint Homes - CEO and Trustee

This is Fred. I would add, with the combination of these 2 companies, another benefit we will have is a bigger balance sheet and a lower cost of capital over time, which will give us more opportunities for external growth from several channels. So the incremental growth in Dallas and his team will be harvesting in acquisition markets as we optimize our portfolios through the build to rent portfolio that we will continue to build. But on the large-scale, transactions, obviously if there’s any available, we will certainly be in the mix and we’ll have an advantage in those. However, what we won’t do is to deviate from our strategy, of which markets to invest in. We’re not going to buy large opportunities just to get large if it’s not in our overall strategy of select markets, high-growth markets for the long-term.

John Joseph Pawlowski, Green Street Advisors, LLC, Research Division - Senior Associate

Got it. Fred, to that point, one strategy where you guys differed was the view on build to rent. How is it internal debate coming on build to rent?

Dallas B. Tanner, Invitation Homes Inc. - CIO and EVP

John, I’ll answer this question. This is Dallas. Bill to rent I think a small part of what these guys have done to build up their portfolio and in some markets, we have seen some unique opportunities that can become compelling. Billy I think it’ll be one of many tools that we use as a company to look for opportunities for growth. You just got to be — we won’t compromise location or call it submarket that we want to be in but these guys have found some pretty good opportunities in the Southeast and we’ll look at these with them and get educated more along the way.

Operator

Your next question comes from Douglas Harter from Crédit Suisse.

Douglas Michael Harter, Crédit Suisse AG, Research Division - Director

Fred, I was hoping, given your experience with the Colony, American and Waypoint mergers, how would you size the synergies you ultimately recognize there versus the $45 million to $50 million that you’re laying out here?

Frederick C. Tuomi, Starwood Waypoint Homes - CEO and Trustee

As I mentioned before, that gives us a great road map and playbook to work from and a great set of not only people to leverage around this integration, but also a great set of management tools, project management tools and modeling tools. So we use the same approach, as I mentioned before, just first a high level estimate based on our assumptions and experiences, and then we got granular and started looking from the bottom up. So it’s similar process in a lot of the same areas. Obviously in the field you have duplications, you have opportunities for optimization there. You have the same thing in the corporate offices and most excitingly, we have opportunities to take the best practices of both organizations. We have a much expanded toolkit. We’re looking at all these tools now and deciding which ones to pick up and put in the hands of these talented employees that we have to capture these synergies. So similar process. In terms of the actual dollar scope, we are highly confident in the $45 million to $50 million. We have detailed plans enough to know and so we’re not only optimistic but also highly confident that we will deliver. The previous merger was a different time and a different condition. SWAY was at a different point, Colony was at a different point and it was large-scale, but they have different opportunities as you put them together. Again, being almost identical, not only in how we conduct business, but both of these two companies, Invitation Homes and Starwood Waypoint, are mature, finely tuned organizations at this point in time. We have had another year, 1.5 years since that previous merger. All companies have gotten better especially these 2, so there’s different areas to harvest the synergies.

Operator

Your last question comes from Buck Horne from Raymond James.

Buck Horne, Raymond James & Associates, Inc., Research Division - SVP, Equity Research

Quick one. Do you guys have an estimate yet on any one-time severance cost or integration expenses you expect over the next 12 months or so?

Ernest M. Freedman, Invitation Homes Inc. - CFO and EVP

This is Ernie. We’re not prepared to provide that today. We’ve certainly done the math and run some through that, but that will be information that we will disclose in the proxy. And importantly, I think is this all comes together kind of focusing on a couple of key things – we’re really excited about how this thing is coming together. When you just think about the locations that we have as an organization and the overlap in the markets that we’re in. The fact that 70% of our revenues are going to be coming from the important Western markets in Florida and our products are just so wonderfully put together and the services put together with the Invitation Homes team with regard to how we deliver that and finally, just having the best people. When you factor this all in how the companies are put together, we will certainly provide those details around those types of costs when we get to the proxy and let folks know where those at.

Buck Horne, Raymond James & Associates, Inc., Research Division - SVP, Equity Research

Thanks. Maybe just spend another minute on the second quarter results for both companies. You mentioned a little bit about the pricing power and I guess just going back to really to me, the renewals spreads in particular. I think certainly in Starwood’s numbers, renewal pricing accelerated nicely versus the first quarter. What gave you all more comfort to raise both renewal and new lease pricing to the levels you did and maybe absorb a little bit of occupancy, just kind of speaking to the demand trends you saw throughout the spring.

Charles D. Young, Starwood Waypoint Homes - COO

This is Charles. As I mentioned, we have a bit of a tailwind on our back. There’s high demand in our markets we picked and we selected great markets, and that’s why were so excited about this combination. Ultimately though, as we’ve matured over the last year, 1.5 years, using our technology, really working on the lease exploration curve and having great local teams, we’ve also been able to reduce our economic downtime. So move out the move in has reduced almost 10 days. So that gives us confidence that we want to be at that 95% to 96%, we’re right in that mix and when demand is high, we’re able to optimize rent in our markets. We’re in our teams, we’re able to turn the homes over, we’re down to 10 days on turn times, on construction, which is also down 5 days from last year. And in July, our move out to move-in was actually in the low 30s. So we’re really doing some good things. We’re maintaining our margins as we do this, so it gives us a little bit of comfort to let the demand in the market be there. Now as we get further into the year, their seasonality, our occupancy will come up and will moderate a bit on the replacement rents, but we’ve been, if you look across, we’ve been in the 5s all the way across on these renewals. We’ll maintain that and then the seasonality comes into effect on replacement rents.

Operator

I would now like to hand it to Fred Tuomi for closing remarks. Please proceed.

Frederick C. Tuomi, Starwood Waypoint Homes - CEO and Trustee

Well, thank you. Thank you, everyone, for joining us on this call, on this exciting day. Surely you can tell, we’re all very excited, enthusiastic about bringing these 2 identical fine companies together and all the opportunities that will bring us. When you think about it, 82,000 homes, 17 markets, a hand and glove overlap of markets will give us tremendous market presence and opportunities for the future, with over 5,000 homes per market. But looking at the industry backdrop, it gives us more confidence for the future. I mean, this is still early innings in this industry. We’ve got supplies that is very limited, 43% down from Quantum Historical Average of Home Deliveries, demand is very strong has been strong from day 1.

Going back 5 years ago when I first got involved in this business, the demand has been increasing and looking forward with the demographic tailwinds, I think demand is going to continue to grow and expand, especially in these high-growth markets that we’re invested in over the next decade or more. So this is a perfect entry point for investors and in this new complex, we have tremendous advantage of the cost of capital as well as our scale, and we’re positioned to win for the long term.

So again, we thank you for your interest in your participation, and we look forward to following up with you all soon. Thank you.

Operator

Ladies and gentlemen, that concludes today’s conference. Thank you for your participation. You may now disconnect. Have a great day.

Forward-Looking Statements

The information presented herein may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Invitation Homes (“INVH”) and Starwood Waypoint Homes (“SFR”) operate and beliefs of and assumptions made by INVH management and SFR management, involve significant risks and uncertainties, which are difficult to predict and are not guarantees of future performances, that could significantly affect the financial results of INVH or SFR or the combined company. Words such as “projects,” “will,” “could,” “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “forecast,” “guidance,” “outlook,” “may,” and “might” and variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements may include, but are not limited to, statements about the anticipated benefits of the proposed merger between SFR and INVH, including future financial and operating results, the attractiveness of the value to be received by SFR stockholders, the attractiveness of the value to be received by INVH, the combined company’s plans, objectives, expectations and intentions, the timing of future events, anticipated administrative and operating synergies, the anticipated impact of the merger on net debt ratios, cost of capital, future dividend payment rates, forecasts of accretion in core FFO, AFFO or other earnings or performance measures, projected capital improvements, expected sources of financing, and descriptions relating to these expectations. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to expected synergies, improved liquidity and balance sheet strength — are forward-looking statements. Pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may materially and adversely affect our business, financial condition, liquidity, results of operations and prospects, as well as our ability to make distributions to our stockholders, include, but are not limited to: (i) national, regional and local economic climates; (ii) changes in the real estate and single-family rental industry, financial markets and interest rates, or to the business or financial condition of either company or business; (iii) increased or unanticipated competition for the companies’ properties; (iv) competition in the leasing market for quality residents; (v) increasing property taxes, homeowners’

association fees and insurance costs; (vi) each company’s dependence on third parties for key services; (vii) risks related to evaluation of properties, poor resident selection and defaults and non-renewals by either company’s residents; (viii) risks associated with acquisitions, including the integration of the combined companies’ businesses; (ix) the potential liability for the failure to meet regulatory requirements, including the maintenance of REIT status; (x) availability of financing and capital; (xi) risks associated with achieving expected revenue synergies or cost savings; (xii) risks associated with the companies’ ability to consummate the merger and the timing of the closing of the merger; (xiii) the outcome of claims and litigation involving or affecting either company; (xiv) applicable regulatory changes; and (xv) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by INVH and SFR from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Forms 10-K and 10-Q. Neither INVH nor SFR, except as required by law, undertakes any duty to update any forward-looking statements appearing in this document, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information about the Proposed Transaction and Where to Find It

This communication relates to the proposed merger transaction pursuant to the terms of the Agreement and Plan of Merger, dated as of August 9, 2017, by and among INVH, invitation Homes Operating Partnership LP, IH Merger Sub, LLC, SFR and Starwood Waypoint Homes Partnership, L.P. In connection with the proposed merger, INVH expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of SFR and information statement of INVH that also constitutes a prospectus (the “joint proxy/information statement/prospectus”) which joint proxy/information statement/prospectus will be mailed or otherwise disseminated to INVH stockholders and SFR stockholders when it becomes available. INVH and SFR also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY/ INFORMATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy/information statement/prospectus and other relevant documents (if and when they become available) filed by INVH and SFR with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by INVH with the SEC will be available free of charge on INVH’s website at www.invitiationhomes.com or by contacting INVH Investor Relations at ir@invitationhomes.com or at 844-456-4684. Copies of the documents filed by SFR with the SEC will be available free of charge on SFR’s website at www.starwoodwaypoint.com or by contacting SFR Investor Relations at ir@colonystarwood.com or at 480-800-3490.

Certain Information Regarding Participants in the Solicitation

INVH and SFR and certain of their respective trustees, directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. You can find information about INVH’s executive officers and directors in INVH’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Current Reports of Form 8-K filed with the SEC on February 6, 2017, March 20, 2017 and June 29, 2017. You can find information about SFR’s executive officers and trustees in SFR’s Annual Report on Form 10-K for the year ended December 31, 2016, its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017, and its Definitive Proxy Statement on Schedule 14A filed with the SEC on March 31, 2017 in connection with its 2017 annual meeting of stockholders. Additional information regarding the interests of such potential participants will be included in the joint proxy/information statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from INVH or SFR using the sources indicated above.

No Offer of Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.